

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2025

Wai Lau
Chief Executive Officer
Intelligent Group Ltd
1203C, Level 12, Tower 1
Admiralty Centre, 18 Harcourt Road
Admiralty, Hong Kong

> **Re: Intelligent Group Ltd**
> **Form 20-F filed April 14, 2025**
> **File No. 001-41974**

Dear Wai Lau:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services